SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Mondelez International, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

609207105

(CUSIP Number)

Stephen Fraidin, Esq.

Steve Milankov, Esq.

Pershing Square Capital Management, L.P.

888 Seventh Avenue, 42nd Floor

New York, New York 10019

(212) 813-3700

With a copy to:

Richard M. Brand, Esq.

Cadwalader, Wickersham & Taft LLP

One World Financial Center

New York, NY 10281

(212) 504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	609207105

1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 99,312,825
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 99,312,825
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,312,825
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*	This calculation is based on 1,544,411,707 shares of common stock, par value $0.01 per share (“Common Stock”), outstanding as of October 12, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on October 26, 2016 for the quarterly period ended September 30, 2016.

CUSIP No.	609207105

1	NAME OF REPORTING PERSON PS Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 99,312,825
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 99,312,825
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,312,825
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This calculation is based on 1,544,411,707 shares of Common Stock outstanding as of October 12, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on October 26, 2016 for the quarterly period ended September 30, 2016.

CUSIP No.	609207105

1	NAME OF REPORTING PERSON William A. Ackman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 99,312,825
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 99,312,825
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,312,825
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	This calculation is based on 1,544,411,707 shares of Common Stock outstanding as of October 12, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on October 26, 2016 for the quarterly period ended September 30, 2016.

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”), filed on August 6, 2015 (the Original Schedule 13D, as amended and supplemented through the date of this Amendment No. 3, the “Schedule 13D”), by Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”); PS Management GP, LLC, a Delaware limited liability company (“PS Management”); and William A. Ackman, a citizen of the United States of America (together with Pershing Square and PS Management, the “Reporting Persons”), relating to the Class A common stock, no par value (the “Common Stock”), of Mondelez International, Inc., a Virginia corporation (the “Issuer”). Capitalized terms used but not defined in this amendment shall have the meanings set forth in the Schedule 13D.

Except as specifically amended by this Amendment No. 3, the Schedule 13D is unchanged.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented to add the following information:

As of January 30, 2017, the Reporting Persons beneficially own an aggregate of 99,312,825 shares of Common Stock (the “Subject Shares”), which number includes: (i) 25,492,225 shares of Common Stock, and (ii) 73,820,600 shares of Common Stock underlying American-style call options.

The Subject Shares represent approximately 6.4% of the issued and outstanding shares of Common Stock of the Issuer.

Since the date on which Amendment No. 2 was filed, the Subject Shares represent an increase of: (1) 2,550,000 shares of Common Stock and (ii) 8,565,600 shares of Common Stock underlying American-style call options.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented to add the following information:

The source of funding for the transactions reported herein was derived from the respective capital of the Pershing Square Funds.

Item 5.	Interest in Securities of the Issuer

Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding the following information:

(c) Exhibit 99.8, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in the Common Stock or derivatives relating to Common Stock that were effected in the past 60 days by the Reporting Persons for the benefit of the Pershing Square Funds. Except as set forth in Exhibit 99.8 attached hereto, no reportable transactions were effected by any Reporting Person within the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 27, 2017, the Reporting Persons on behalf of the Pershing Square Funds extended the maturity of certain over-the-counter option contracts as further detailed in Exhibit 99.8.

None of the options gives the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer or requires the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer.

The form of option contract has previously been filed as Exhibit 99.4. Supplemental financial terms of these contracts are detailed in Exhibit 99.8 for transactions in the last 60 days.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding a reference to the following exhibit:

Exhibit 99.8	Trading data.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2017

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By:	PS Management GP, LLC, its General Partner

By	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

By	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

INDEX TO EXHIBITS

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement, dated as of August 6, 2015, among Pershing Square, PS Management and William A. Ackman.*

Exhibit 99.2	Trading data.*

Exhibit 99.3	Form of Forward Purchase Contract.*

Exhibit 99.4	Form of Call Option Contract.*

Exhibit 99.5	Form of Amendment to Forward Purchase Contract.*

Exhibit 99.6	Trading data.*

Exhibit 99.7	Trading data.*

Exhibit 99.8	Trading data.

*	Previously filed.